UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File No. 001-31965

TASEKO MINES LIMITED
(Translation of registrant's name into English)

12th Floor - 1040 West Georgia Street
Vancouver, British Columbia, V6E 4H1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [ ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits
99.1	Material Change Report dated March 3, 2023
99.2	Amended and Restated Shareholder Rights Plan Agreement dated June 9, 2022
99.3	Report of Voting Results of Annual General Meeting held on June 9, 2022
99.4	Notice and Access Notification to Shareholders - Annual General Meeting of Shareholders to be held on June 9, 2022
99.5	Notice and Information Circular dated April 28, 2022
99.6	Form of proxy
99.7	Financial Statements Request Form

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TASEKO MINES LIMITED

Date:  April 4, 2023

/s/ Stuart McDonald
Stuart McDonald President